
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    Issuer is correcting a scrivener's error in the table identifying Revenue/Sales for 2019 and adding a disclosure for a commission sharing agreement by the Intermediary.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

EDIFY.AI, INC.

Legal status of Issuer:

    Form:

    CORPORATION

    Jurisdiction of Incorporation/Organization:

    DELAWARE

    Date of Organization:

    May 31, 2018

Physical Address of Issuer:

669 SOUTH WEST TEMPLE, SUITE 222
SALT LAKE CITY, UT 84101

Website of Issuer:

http://www.edify.ai

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary, twenty percent (20%) of which amount the Intermediary will share, as a result of a referral of the issuer to the Intermediary, with Entoro Securities, LLC ("***Entoro***") (CRD#35192), a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering, twenty percent (20%) of which securities the Intermediary will share, as a result of a referral of the issuer to the Intermediary, with Entoro.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$3,000,000

Deadline to reach the Target Offering Amount:

October 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

3 employees and 5 independent contractors.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,277,291	$555,556
Cash & Cash Equivalents	$57,724	$24,141
Accounts Receivable	$27,300	$0
Short-term Debt	$1,008,729	$742,257
Long-term Debt	$745,300	$270,300
Revenues/Sales	$445,759	$120,000
Cost of Goods Sold*	$421,203	$399,999
Taxes Paid	$0	$0
Net Income	($29,738)	($288,705)

*Reflected on Statement of Operations as "Total Operating Expenses"

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXPLANATORY NOTE

Edify.ai, Inc. is filing this Form C/A to correct a scrivener's error in the above table identifying Revenue/Sales for 2019 from "$120,00" to "$120,000," and add a disclosure for a commission sharing agreement by the Intermediary under which the Intermediary will share twenty percent (20%) of its six percent (6%) fee from the amount raised in the offering, and its two percent (2%) fee from the total number of the securities sold in the offering, with Entoro Securities, LLC ("*Entoro*") (CRD#35192), a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. The Form C filed by the Company on June 15, 2021, is hereby amended and superseded in all respects by this Form C/A.

June 18, 2021

EDIFY.AI



Up to $3,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Edify.ai, Inc. ("**Edify**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering**"). The Company is offering Securities with a valuation cap of $9,700,000 if purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021, and with a valuation cap of $12,500,000 if purchased on or after 12:00 p.m., Eastern Daylight Time, July 15, 2021. We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$300,000	$18,000	$282,200
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$3,000,000	$180,000	$2,820,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering, twenty percent (20%) of which fee and commission the Intermediary will share with Entoro.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.edify.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/edify

The date of this Form C/A is June 18, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C.. i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
SUMMARY..1
    The Company 1
    The Offering 1
RISK FACTORS 2
    Risks Related to the Company's Business and Industry 2
    Risks Related to the Offering 9
    Risks Related to the Securities 10
BUSINESS 14
    Description of the Business...14
    Business Plan..14
    The Company's Products and/or Services...14
    Competition..15
    Customer Base..15
    Intellectual Property 15
    Governmental/Regulatory Approval and Compliance 16
    Litigation 16
USE OF PROCEEDS 17
DIRECTORS, OFFICERS, AND MANAGERS 17
    Indemnification 18
    Employees 19
CAPITALIZATION, DEBT AND OWNERSHIP...20
    Capitalization..20
    Outstanding Debt..28
    Ownership 29
FINANCIAL INFORMATION 31
    Operations 31
    Cash and Cash Equivalents 31
    Liquidity and Capital Resources 31
    Capital Expenditures and Other Obligations..31
    Valuation 31
    Material Changes and Other Information..31
    Previous Offerings of Securities...32
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 32
THE OFFERING AND THE SECURITIES..34
    The Offering 34
    The Securities...35
COMMISSION AND FEES..38
    Stock, Warrants and Other Compensation 38
TAX MATTERS 39
LEGAL MATTERS 39
DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION.....................39
ADDITIONAL INFORMATION 39

ABOUT THIS FORM C

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Edify.ai, Inc. offers a mobile application using artificial intelligence focused on safety, incorporated in Delaware as a corporation on May 31, 2018.

The Company is located at 669 South West Temple, 222, Salt Lake City, UT.

The Company's website is https://www.edify.ai.

The Company conducts business in Utah and offers its products and services through the internet in the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/edify and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	3,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	3,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$300,000
Offering Deadline	October 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 38.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amount to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially continuing throughout 2021 and into the future due to COVID-19, the Company's revenue may become adversely affected. The coronavirus pandemic is causing disruptions in the workplace, which will have negative repercussions on our business and our customers' businesses, if they continue for an extended period time. As a result of state and localities implementation of social distancing and "work from home" regulations more and more companies, including our customers, have been forced to either shut down, slow down or alter their work routines. Since our business provides workplace safety and work-related injury prevention for frontline workers and management, any "work from home" regulations and social-distancing policies could affect the acceptance and continued use of our services by customers, particularly because customers' alternative work arrangements could significantly slow down their anticipated schedules for the deployment of capital for our solution, all of which could have a negative impact our business.

Market adoption of cloud-based workplace safety training and predictive analytic solutions is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

We believe our future success will depend in part on the growth, if any, in the demand for cloud-based technology workplace safety training and predictive analytic solutions, particularly enterprise-grade solutions. The widespread adoption of our platform depends not only on strong demand for new forms of workplace safety training, but also for solutions delivered via a Software-as-a-Service, or SaaS, business model in particular. The market for cloud-based workplace safety training solutions is less mature than the market for in-person consultation, learning management systems, wearable technologies, and data aggregation, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt a cloud-based workplace safety training solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for cloud-based workplace safety training solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for cloud-based workplace safety training solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

2

Our percentage of revenues and customer concentration is significant.

Revenues from our ten largest customers accounted for a material percentage of our total revenue in 2020 and 2019. Our loss of one or more significant customers could have a significant adverse impact on our business, financial condition, and results of operations. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the enterprise marketplace. In addition, revenues from these customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions, or other facts, some of which may be outside of our control. Further, some of our contracts with these customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience declining or delayed sales due to market, economic, health and safety, or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position, and would negatively affect our revenues and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 4,000,000 shares of common stock, consisting of 2,000,000 shares of Class A Common Stock, par value of $0.001 per share and 2,000,000 shares of Class B Common Stock, par value of $0.001 per share, of which 623,383 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business. A portion of our technology capabilities incorporates open-source software, and we may incorporate open-source software into other offerings or products in the future. If an author or other third party that distributed such open-source software to us were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. Further, the outcome of such litigation may be particularly uncertain in some cases, because there is little legal precedent governing the interpretation of certain terms of common open source licenses. In addition, if we combine our proprietary software with open-source software in a certain manner and make it available to others, under some open-source licenses, we could be required to license or make available the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and harm our business.

We rely on other companies to provide certain aspects of our service.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Cory Linton, our Chief Executive Officer, Brian Kennedy, our Chief Technical Officer and Shahid Chishty, our Chief Financial Officer. The Company has no employment agreements with Cory Linton, Brian Kennedy or Shahid Chishty and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Cory Linton, Brian Kennedy or Shahid Chishty, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Because we recognize revenue from our software-as-a-service subscriptions and licenses over the subscription or license term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.

For customers who purchase a software-as-a-service subscription or license, we generally recognize revenue from customers ratably over the terms of their subscriptions. A portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions and term licenses entered into during previous quarters. Consequently, a decline in new or renewed subscriptions or term licenses in any single quarter may have a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause existing or prospective users to believe that our systems are unreliable, potentially leading our customers to decline to renew their subscriptions.

Our platform depends on our users' internet access. Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. If internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users may not have access to our platform or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to any increased demand for our products. Frequent or persistent interruptions could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have an internet or Wi-Fi connection to use our products. Currently, this access is provided by a limited number of companies. These providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to customers and reduce our revenue.

If our customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our customers initially use our platform in specific groups or departments within their organization. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their contracts when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their contracts, and our customers may decide not to renew their contracts with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of customers of our platform, but we do not know whether we will continue to achieve similar growth in the future. Our ability to retain our customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers' spending levels, insufficient adoption of our platform, and new feature releases. If our customers do not purchase additional contracts or renew their existing contracts, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.

If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing solutions. Many enterprises have invested substantial personnel and financial resources to integrate traditional solutions into their businesses and, therefore, may be reluctant or unwilling to migrate to cloud computing. Further, the adoption of cloud-based workplace safety training solutions may be slower in industries with heightened data security interests or business practices requiring highly customizable application software. In addition, as our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to sell our products could be impaired. Similarly, our sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

Workplace accidents could result in substantial remedial obligations and damage our reputation.

Users of our software-as-a-service solution have had and may in the future experience, workplace accidents or incidents. Accidents or other incidents involving our customers' employees and representatives could result in claims for damages or remedial action against us. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Company is offering Securities that contain different valuation caps.

The Company is offering Securities with a valuation cap of $9,700,000 if purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021, and with a valuation cap of $12,500,000 if purchased on or after 12:00 p.m., Eastern

Daylight Time, July 15, 2021. If you purchase the Securities on or after 12:00 p.m., Eastern Daylight Time, July 15, 2021, your valuation cap will be higher than the valuation cap in the Securities purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021. The Securities with the $12,500,000 valuation cap will convert, if at all, into a lower number of shares than if an investor were to purchase the Securities with the $9,700,000 valuation cap.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity for employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Edify works through artificial intelligence to eliminate workplace injuries and accidents in industrial work environments such as construction, mining, energy, utilities, manufacturing and other dangerous or potentially hazardous environments. We leverage our unique competencies with data, artificial intelligence, customers, employee engagement applications and frontline workers to drive our mission to keep our customers' workers and workplaces safe and free from injury and death.

Business Plan

Edify plans to significantly invest in sales and marketing, and R&D, and grow the business over the next few years. Insurance is the primary economic driver of safety in the United States, and to that end insurance will be the primary distribution channel to grow sales and marketing.

To that end, Edify has relationships and contracts with some of the largest workman's comp insurance carriers and insurance brokers in the United States.

Following are specific plans for Edify's products, distribution, and operations.

Operations
Edify's operations are primarily spread across Salt Lake City, Utah, and Grand Junction, Colorado, with software engineers also located in Arizona, the Philippines, and India. As Edify is a remote company, the specific locations of employees is not restricted and is based more on need than geographic location.

As Edify grows, the organization will be divided into the following divisions:

- Product: including software engineering and product management
- Sales and Marketing: including sales, inside sales, marketing, and public relations
- Customer Success: including implementation and customer training
- Operations: including finance, HR, and other backoffice functions

Product Plans
Edify will continue to invest significantly in software engineering and research and development, especially in developing proprietary artificial intelligence and machine learning algorithms that improve safety with Edify customers.

Sales and Marketing Plans
Edify will drive sales and marketing through an enterprise direct sales model. This involves creating enterprise sales account managers as well as inside sales support to find and qualify leads. Sales focus will be primarily on growing existing contracts through already executed contracts by expanding to client's other projects and growing business through client's subcontractors. Edify's existing insurance contracts connect Edify to over 21,000 potential clients, and the bulk of investment in sales and marketing will be in leveraging and growing revenues through these existing channels.

Customer Success Plans
Customer Success is focused on ensuring that clients have a successful implementation of Edify so that those clients will renew the product in following years. Edify's Customer Success division focuses on ensuring proper training, on-boarding, and user account provisioning so that clients can successfully use the product. After initial setup, Customer Success monitors usage to ensure the product is working as planned.

The Company's Products and/or Services

Product / Service	Description	Current Market
Edify.ai Mobile App	Mobile app to help every frontline worker analyze their tasks, hazards,	Construction, mining, energy, utilities, manufacturing, and other

		and controls to reduce incidents and injuries. Edify helps drive a positive culture of safety from the top of the organization down to every worker.	industries where safety is of paramount concern. Safety practices across these industries are very consistent, so Edify's technology applies across the whole safety spectrum.
Safety Mojo Observation System		Safety Mojo is a simple safety observation and management system that drives effective behaviors across a site and a company, and allows client organizations to customize the system to their specific needs.	Construction, mining, energy, utilities, manufacturing, and other industries where safety is of paramount concern. Safety practices across these industries are very consistent, so Edify's technology applies across the whole safety spectrum. Safety Mojo is especially applicable to large owner-controlled insurance programs (OCIP), where multiple general contractors are working on multiple projects.
Customized Safety Solutions for Insurance		Customized mobile apps for safety for insurance carriers and brokerages, and self-insured programs such as wrap-ups. Coops, OCIPs, and CCIPs.	Workman's comp insurance carriers and insurance brokerages that specialize in high-safety industries like construction, mining, energy, utilities, manufacturing, etc.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Paper is the biggest competitor, as most companies drive safety processes using paper-based forms. Hundreds of companies in the safety space, known broadly as the EHS sector (Environmental, Health, and Safety), comprise a market that is estimated at $5.3B worldwide. EHS companies focus on management only and tracking incidents after they occur.

Edify is focused on engaging every frontline worker, and driving behaviors before incidents happen, to stop them from happening in the first place. EHS companies most similar to Edify include SafeSite and eCompliance.

Customer Base

Edify currently has 15 customers, comprised mostly of construction companies ranging in size from $100M in annual revenue to over $30B. Edify also has customers that are workman's comp insurance carriers, and insurance brokers-- including the largest construction insurance brokerage in the US.

Supply Chain

Edify is built on the Willow.ai enterprise application platform. Willow.ai is an enterprise application platform built on .NET and hosted on Microsoft's Azure Cloud Platform. Willow.ai is similar to other enterprise application platforms such as Ruby on Rails or the hundreds of other systems. Edify.ai owns all of the code written on top of Willow.ai that make up the Edify.ai platform. Edify.ai also licenses various third party code libraries and open-source libraries as any modern software application does.

Intellectual Property

Edify is currently in the process of registering trademarks, copyrights, and patents for its brands, products and technology. Some of the proceeds raised in this offering will be used to strengthen the intellectual property portfolio of Edify.

Edify's most valuable intellectual property assets will be related to the algorithms analyzing data using artificial intelligence and machine learning.

Edify will hold title in and to any trademarks, copyrights and patents for which it seeks registration or issuance, and such title shall not be held by any related person of the Company or by any licensor of the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	6%	$1,500	6%	$180,000
Sales and Marketing	32%	$8,000	32%	$960,000
Research and Development	42%	$10,500	42%	$1,260,000
Business Development	20%	$5,000	20%	$600,000
Total	**100%**	**$25,000**	**100%**	**$3,000,000**

*The Intermediary will share twenty percent (20%) of such fee with Entoro.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Sales and Marketing (32%): We intend to use approximately 32% of the proceeds from the Offering to grow our sales and marketing channels, including by increasing our ad-spend for our suite of products.

Research and Development (42%): About 42% of the investment will be used on research and development efforts to expand our product capabilities, including our Edify artificial intelligence.

Business Development (20%): We anticipate spending about 20% of the Offering proceeds to grow customer relationships.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cory Linton	Chief Executive Officer and Director	Edify's Chief Executive Officer since June 2018, overseeing operations and strategy. From 2006-2017, Cory was the Chief Operating Officer of the School Improvement Network where he managed and executed its operations and strategy, growing the company from $2.5M in sales to over	Columbia Business School, MBA (1997) Brigham Young University, BA, Latin and Roman History (1995)

		$46M before the company was sold in 2017.	
Brian Kennedy	Chief Technical Officer	Edify's Chief Technical Officer since May 2018, leading the development of Edify's artificial intelligence solution. Brian has 23 years of development experience and has built and overseen enterprise and ai projects for multiple Fortune 500 and US government entities such as the Dept of Homeland Security, Dept of Defense, Dept of Energy, and many others.	DeVry University, BS, Computer Information Systems (2012)
Shahid Chishty	Chief Financial Officer	Edify's Chief Financial Officer since 2019, responsible for the financial operations of the Company. From 2018 to the date he started with Edify, Shahid was involved as a board member or board advisor, providing oversight and governance insight, with many startup and early-stage companies in Silicon Valley and London, as well as providing financial advice to various family offices. Shahid has 20+ years of financial management experience and has worked with dozens of startups and multiple large companies in Silicon Valley and all over the world.	University of Southampton, BS, Economics (1987)
Lisa M. Samara	Director	Edify's board member since its founding, Lisa is a founder and President of Domus, Inc., a communications, engagement, and strategy services firm that works with some of the largest and most recognized brands in the world. At Domus, Lisa is responsible for the managing and executing on its operations and strategy.	Bloomsburg University, BS, Marketing (1985)
Kirill Tatarinov	Director	After stepping down as CEO of Citrix in July 2017, Kirill has been a board member to multiple high-growth startups, providing oversight and governance insight. Kirill has been a technology leader for more than 25 years, including being President of Microsoft Dynamics, and CEO of Citrix Corporation. He is currently the Executive Vice Chairman at Acronis.	Moscow State University, Systems Engineering (1986) Houston Baptist University, MBA (1997)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The Company's certificate of incorporation provides a broad exculpation provision under which no direction of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Employees

The Company currently has 3 employees, and 5 independent contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock is 4,000,000 shares of common stock, consisting of 2,000,000 shares of Class A Common Stock, par value of $0.001 per share and 2,000,000 shares of Class B Common Stock, par value of $0.001 per share (together, the "**Common Stock**"), of which 623,383 shares of common stock are issued and outstanding.

At the closing of this Offering, assuming only the Target Offering Amount is sold, 623,383 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	545,000
Par Value Per Share	$0.001
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.3%

Type	Class B Common Stock
Amount Outstanding	78,383
Par Value Per Share	$0.001
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.4%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Convertible Note
Face Value	$20,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** April 15, 2021 **Interest Rate:** The convertible note accrues interest at the rate of eight percent (8%) per year, computed on the basis of a 365-day year. **Qualified Financing and Discount:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $1,000,000 at a forty percent (40%) discount. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on a forty percent (40%) discount of the valuation cap of the Securities in this Offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.5%

Type	Convertible Notes
Aggregate Face Value	$140,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** December 31, 2020 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $1,000,000 at the lesser of the price derived from a thirty percent (30%) discount or a valuation cap of $2,750,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $2,750,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.8%

Type	Convertible Note
Face Value	$50,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** March 9, 2021 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $4,500,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $4,500,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.8%

Type	Convertible Notes
Aggregate Face Value	$320,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** June 19, 2021 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $5,000,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $5,000,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.8%

Type	Convertible Note
Face Value	$100,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** September 22, 2022 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $6,000,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $6,000,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.2%

Type	Convertible Note
Face Value	$20,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** September 22, 2022 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $9,000,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $9,000,000 valuation cap.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.2%

Type	SAFE
Face Value	$125,400
Voting Rights	The SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Qualified Financing, Discount & Valuation Cap:** The SAFE automatically converts at the closing of an equity financing in which the Company issues and sells preferred stock at the lowest price per share of the preferred stock sold in such equity financing. **Liquidity Event:** The holder of the SAFE will be entitled upon a liquidity event, assuming the SAFE was not previously converted, to receive the higher of the face amount of the SAFE or such amount resulting from a conversion into common stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the SAFE and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $9,000,000 valuation cap from the immediately preceding convertible note.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.0%

Type	Options and Stock Purchase Rights for Class B Common Stock
Authorized / Outstanding	100,000 / 0
Voting Rights	Each option is convertible into, and each stock purchase right grants a right to purchase, shares of Class B Common Stock. Upon conversion of their options, or purchase, the holders shall have one vote for each share of stock held by such stockholders.

Anti-Dilution Rights	None
Material Terms	The options or stock purchase right will be issued in accordance with the Company's employee incentive plan, which may include vesting provisions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later date. The availability of any Class B Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.0%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Unsecured Debt
Creditor	Everest Business Funding
Amount Outstanding	$17,000
Payment Schedule	14 monthly payments of $1,214.28 starting on January 19, 2021
Description of Collateral	None
Other Material Terms	Settlement of Future Receipt Purchase Agreement
Maturity Date	March 19, 2022

Type	Unsecured Debt Held by Cory Linton Company's Founder, Chief Executive Officer and Director
Amount Outstanding	$65,000
Payment Schedule	n/a
Description of Collateral	None
Other Material Terms	4% annual interest rate
Maturity Date	n/a

Type	EIDL Loan
Creditor	SBA
Amount Outstanding	$150,000
Payment Schedule	First Payment due on May 14, 2022 in the amount of $731
Description of Collateral	None
Other Material Terms	None
Maturity Date	May 14, 2052

Type	PPP Loan
Creditor	SBA
Amount Outstanding	$42,700
Payment Schedule	First Payment due on May 14, 2022 in the amount of $731
Description of Collateral	None
Other Material Terms	Loan can be forgiven through Oct. 2021, if no deferral payment is calculated at 1% until maturity date.
Maturity Date	June 19, 2025

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cory Linton	485,000 shares of Class A Common Stock	77.8013%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Edify.ai, Inc. (the "**Company**") was incorporated on May 31, 2018 under the laws of the State of Delaware, and is headquartered in Salt Lake City, UT.

Cash and Cash Equivalents

As of May 31, 2021 the Company had an aggregate of $457,878 in cash and cash equivalents, leaving the Company with approximately 4.5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. Between existing capital and the existing customer base, we have enough liquidity to survive for 12 months. If the target offering is met, we expect to have liquidity for 18 months. The Company does not expect to achieve profitability in the next twelve months, but expects to generate positive cash flow in 2023. If not for the additional investment in sales and marketing, the Company would be profitable in 2022.

Capital Expenditures and Other Obligations

We plan to continue to invest in research and development into further building out Edify's artificial intelligence. Edify's long term value is based on integrating data sources from various systems to improve the accuracy of Edify's artificial intelligence in reducing incidents and injuries. Such integrations are costly and time consuming, but add incredible value to customers and create significant barriers to competitors

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$545.00	545,000	Working capital	July 31, 2018	Section 4(a)(2)
Class B Common Stock	$78.38	78,383	Working capital	July 31, 2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Working capital	June 29, 2018	Section 4(a)(2)
Convertible Note	$140,000	6 Convertible Notes	Working capital	July 26, 2018	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	September 10, 2019	Section 4(a)(2)
Convertible Note	$320,000	5 Convertible Notes	Working Capital	January 19, 2020	Section 4(a)(2)
SAFE	$125,400	1 SAFE	Working Capital	February 14, 2021	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Working Capital	March 23, 2021	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Working Capital	March 23, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Our director, Lisa Samara, invested $50,000 by purchasing a convertible note in the fall of 2019. The Company's founder, Chief Executive Officer and Director, Cory Linton, has hired family members for part time assistance from time to time, including his son, Klein Linton, to whom the Company granted equity-based compensation for the right to 2,000 shares of the Company's Class B Common Stock, in lieu of cash compensation. Additionally, Mr. Linton has outstanding loans of $42,000 in 2020 and $23,000 in 2019, each of which accrue interest at the rate of 4% per year and outstanding deferred compensation amounting to $264,600 in 2019 and $369,600 in 2020, as reflected on the Company's balance sheet attached hereto. As founder, Mr. Linton went without compensation for the first 18 months, and with limited compensation for the following 12 months. Mr. Linton has also loaned the company money as needed, in the aggregate amount of $65,000 as set forth above (*see also* "Outstanding Debt" at page 29). The loans from Mr. Linton to the Company have no express repayment schedule or maturity date, and accrue interest at the rate of four percent (4%) per year.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this "**Offering**"). The Company is offering Securities with a valuation cap of $9,700,000 if purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021, and with a valuation cap of $12,500,000 if purchased on or after 12:00 p.m., Eastern Daylight time, July 15, 2021. We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $300,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of the early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Of Securities Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of either $9,700,000 (for Securities purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021) or $12,500,000 (for Securities purchased on or after 12:00 p.m., Eastern Daylight Time July 15, 2021) divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) either $9,700,000 (for Securities purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021) or $12,500,000 (for Securities purchased on or after 12:00 p.m. Eastern Daylight Time, July 15, 2021) divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary, twenty percent (20%) of which fee the Intermediary will share with Entoro.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering, twenty percent (20%) of which compensation the Intermediary will share with Entoro.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cory J. Linton
_____
(Signature)

Cory J. Linton
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cory J. Linton
_____
(Signature)

Cory J. Linton
_____
(Name)

Director
_____
(Title)

06 / 18 / 2021
_____
(Date)

/s/Lisa M. Samara _Lisa Samara_
_____
(Signature)

Lisa M. Samara
_____
(Name)

Director
_____
(Title)

06 / 18 / 2021
_____
(Date)

/s/Kirill Tatarinov _Kirill Tatarinov_
_____
(Signature)

Kirill Tatarinov

_____

(Name)

Director
_____

(Title)

06 / 19 / 2021
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Edify.ai Inc.

669, S. West Temple,
Suite 222,
Salt Lake City,
UT – 84101,
USA

Financial Statements for the
Years Ended December 31, 2019

EDIFY.AI INC.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

Independent Auditors' Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6



ANUJ GOYAL
FCA, DISA (ICAI), MBA (Fin.), CPA
Certified Public Accountant

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Edify.ai Inc.,
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Edify.ai Inc. (the "Company") as of December 31, 2019, the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Financial Statements of the Company for the year ended December 31, 2018 were not audited and hence, the figures thereof have been taken from the Unaudited Financial Statements and we do not provide an reasonable assurance about their accuracy.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

ANUJ GOYAL
Certified Public Accountant
License # CPA.0031145

May 17, 2021

EDIFY.AI INC.
BALANCE SHEETS DECEMBER 31, 2019 AND DECEMBER 31, 2018 (UNAUDITED)

	2019 ($)	2018 ($)
Assets		
Current Assets		
Cash and Cash Equivalents	24,141	13,163
Total Current Assets	24,141	13,163
Software Development, net	531,415	98,000
Total Assets	**555,556**	**111,163**
Liabilities		
Current Liabilities		
Accounts Payable	24,970	5,072
Accrued Interest Payable	10,687	2,887
Deferred Compensation	264,600	146,500
Deferred Revenue	419,000	0
Related Party Notes Payable	23,000	0
Total Current Liabilities	742,257	154,459
Other Liabilities - Noncurrent		
Convertible Promissory Notes	270,300	125,000
Total Noncurrent Liabilities	270,300	125,000
Total Liabilities	1,012,557	279,459
Stockholders' Equity		
Common Stock	623	623
Retained Earnings	-457,624	-168,919
Total Shareholders' Equity	-457,001	-168,296
Total Liabilities & Stockholders' Equity	**555,556**	**111,163**

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.
STATEMENT OF OPERATIONS

	2019 ($)	2018 ($)
Revenue	120,000	2,500
Operating Expenses :		
Employee cost	276,781	147,761
Sales and marketing	5,123	6,230
General and administrative	36,010	6,041
Depreciation and amortization	82,085	8,500
Total Operating Expenses	399,999	168,532
Net Income from Operations	-279,999	-166,032
Other Income/(Expenses)		
Interest Expense	-8,706	-2,887
Net Income	-288,705	-168,919
Net Income per Share Basic	-0.46	-0.27
Net Income per Share Diluted	-0.46	-0.27
Weighted Average Shares outstanding		
Basic	623,383	623,383
Diluted	623,383	623,383

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.
STATEMENT OF SHAREHOLDERS' EQUITY

	2019 ($)	2018 ($)
Common Stock		
Shares	623,383	623,383
Amount	623.38	623.38
Retained Earnings		
Opening Balance	-168,919	0
Net Income	-288,705	-168,919
	-457,624	-168,919
Balance as at 31st December	-457,001	-168,296

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018 (UNAUDITED)

	2019 ($)	2018 ($)
Cash Flows from Operating Activities		
Net Income	-288,705	-168,919
Revenue and Expense Adjustments :		
Depreciation and Amortization	82,085	8,500
Increase (Decrease) in Accounts Payable	19,898	5,072
Increase (Decrease) in Accrued Interest Payable	7,800	2,887
Increase (Decrease) in Deferred Compensation	118,100	146,500
Increase (Decrease) in Deferred Revenue	419,000	
Net Cash Provided (Used) by Operating Activities	358,178	-5,960
Cash Flows From Investing Activities		
Purchases of Software Development	-515,500	-106,500
Net Cash Provided (Used) by Investing Activities	-515,500	-106,500
Cash Flows From Financing Activities		
Proceeds of Long Term Debt	145,300	125,000
Net Borrowings from Notes Payables	23,000	
Issuance of Common Stocks		623
Net Cash Provided (Used) by Financing Activities	168,300	125,623
Net Increase (Decrease) in Cash and Cash Equivalents	10,978	13,163
Cash and Cash Equivalents at Beginning of the Year	13,163	0
Cash and Cash Equivalents at End of the Year	24,141	13,163

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Business and Significant Accounting Policies

Description of Business
Edify.ai is a Delaware C-Corporation that was organized in May 2018 with a year end of December 31. Edify creates web and mobile software and artificial intelligence that improves safety at industrial worksites in construction, mining, energy, utilities, and manufacturing. The company is headquartered in Salt Lake City, Utah.

Fiscal Year
Our fiscal year ends on December, 31. References to fiscal year 2019, for example, refer to the fiscal year ended December, 31, 2019.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, the estimated R&D amortization costs, deferred compensation, allowances for credit losses, deferred revenue from customers, the useful life of long-lived/intangible assets, sales and other tax liabilities, equity investment, Convertible Notes, acquired intangible assets, and the valuation of deferred income tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Risks
Our financial instruments that are exposed to concentration of risk consist primarily of cash and cash equivalents and accounts receivables. We maintain our cash and cash equivalents with high quality financial institutions. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents as of December 31, 2020 consist of deposits with Banks.

Fair Value Measurements
The financial statements include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. All financial instruments' carrying values approximate fair values because of the short-term nature of the instruments.

Accounts Receivable

Credit is extended based on the evaluation of a customer's financial condition and collateral is generally not required. Accounts that are outstanding longer than the contractual payment terms are considered past due. The Company does not charge interest on past due receivables. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as whole. The Company writes off accounts receivable when they become uncollectible; payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property, Plant and Equipment

The company does not hold any property, plant and equipment during the reporting period.

Software Development Costs

Under ASC 730, Research and Development, research and development (R&D) costs are typically expensed when incurred, but there are several exceptions to this rule. This standard allows R&D costs related to the software production and distribution that has an alternative future use to be capitalized and amortized over the life of the software. All R&D costs of Edify.ai, Inc. were for software production and distributions and the Company capitalized these costs and amortize them over 5 years. The amount of capitalized R&D Costs were $622,000 and $106,500 at December 31, 2019 and 2018, respectively. The amount of accumulated amortization was $90,585 and $8,500 at December 31, 2019 and 2020, respectively.

Deferred Compensation

Deferred Compensation consists of payroll that Cory Linton, CEO and founder, was entitled, but did not take during the periods ending December 31, 2019 and 2018.

Convertible Promissory Notes

At December 31, 2019, the company had $270,000 in outstanding convertible promissory notes from various investors. These notes bear an interest rate of 4%. If the notes mature, the company will either pay off the notes or get an extension. None of the notes mature within the next year and no payments are expected to be made. The notes outstanding at December 31, 2019 will convert into the number of Class B Common Stock shares that is equivalent to a percentage of ownership based on the investment amount and the valuation cap according to the terms of each note when the Company raises over one million dollars.

Common Stock

At December 31, 2019, the Company had 623,383 issued and outstanding shares of common stock at $0.001 par value per share. The total number of shares of common stock which the Company shall have authority to issue is 4,000,000 shares.

Business Combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Revenue Recognition

We derive our revenue primarily from subscription agreements with customers for access to our unified platform and services. We also provide other services which includes POC/Pilot project services and software customization services. Revenue is recognized when a customer obtains control of the promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services. We determine revenue recognition through the following steps :

1. *Identification of the contract, or contracts with the customer*
   We determine a contract with a customer to exist when the contract is approved, each party's rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. *Identification of the performance obligations in the contract*
   Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. Promised services or products under which both of these two criteria are not met are recognized as a combined, single performance obligation. Our performance obligations primarily relate to access to our unified communications platform, which consists of one or more software-based services. Our customers do not have the ability to take possession of our software, and through access to our platform, we provide a series of distinct software-based services that are satisfied over the term of the subscription.

3. *Determination of the transaction price*
   The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

   Our unified communications platform and related services are typically warranted to perform in a professional manner that will comply with the terms of the subscription agreements. In addition, we include service-level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those service levels. These credits represent a form of variable consideration. We have not provided any material refunds related to these agreements in the financial statements during the reported period.

4. *Allocation of the transaction price to the performance obligations in the contract*
    Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation's relative standalone selling price. Our contracts with multiple performance obligations are generally sold over the same subscription term and have the same pattern of transfer to the customer, and so they are accounted for as one combined performance obligation in the context of the contract. Accordingly, the transaction price is allocated to this single performance obligation.

5. *Recognition of the revenue when, or as, a performance obligation is satisfied*
    Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our unified platform and related services are subscription revenue and are considered one performance obligation, and the related revenue is recognized ratably over the subscription period as we satisfy the performance obligation.

    Professional services are time-based arrangements and revenue is recognized as these services are performed. Fees for services represent less than 2% of total revenue during the periods presented.

Income Taxes
The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax assets when it is more likely than not that a deferred tax asset will not be realizable. Changes in tax rates are reflected in the tax provision as they occur.

In accounting for uncertainty in income taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As of December 31, 2019, the Company did not have any unrecognized tax benefits. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax benefits over the next 12 months.

Advertising
The Company expenses all advertising costs when incurred.

Net Income Per Share
Basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding and the weighted average number of dilutive shares outstanding, respectively.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require leases to be recorded as an asset and a liability for the corresponding lease obligation for leases with terms of more than twelve months. ASU 2016-02 is effective for non-public companies for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the impact the pronouncement may have on the financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customer: Topic 606: Deferral of Effective Date. This standard delayed the effective date for non-public entities to fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has adopted this standard beginning fiscal year 2019.

Note B – Related Party Note Payable
At December 31, 2019, there was an outstanding $23,000 loan from Cory Linton, CEO. This note is payable on demand and does not have a stated rate of interest.

Note C – Subsequent Events
Management for the Company reviewed subsequent events as of May 17, 2021 which was the date the report was available to be issued, and was not aware of any subsequent events that needed to be disclosed.

Edify.ai Inc.

669, S. West Temple,
Suite 222,
Salt Lake City,
UT – 84101,
USA

Financial Statements for the
Years Ended December 31, 2020

EDIFY.AI INC.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

Independent Auditors' Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6



ANUJ GOYAL
FCA, DISA (ICAI), MBA (Fin.), CPA
Certified Public Accountant

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Edify.ai Inc.,
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Edify.ai Inc. (the "Company") as of December 31, 2020, the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Financial Statements of the Company for the year ended December 31, 2019 were reviewed (not audited) by another Independent Accountant, whose Review Report has been furnished to us and we do not find any adverse remarks therein by them.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

ANUJ GOYAL
Certified Public Accountant
License # CPA.0031145

May 4, 2021

EDIFY.AI INC.

BALANCE SHEETS DECEMBER 31, 2020 AND DECEMBER 31, 2019 (REVIEWED)

	2020 ($)	2019 ($)
Assets		
Current Assets		
Cash and Cash Equivalents	57,724	24,141
Account Receivables	27,300	
Total Current Assets	85,024	24,141
Software Development, net	1,070,842	531,415
Other Assets - Acquisition of Safety Mojo	121,426	
Total Assets	**1,277,291**	**555,556**
Liabilities		
Current Liabilities		
Accounts Payable	125,695	24,970
Accrued Interest Payable	35,486	10,687
Deferred Compensation	369,600	264,600
Deferred Revenue	336,553	419,000
Loans and PPP Grant	141,395	23,000
Total Current Liabilities	1,008,729	742,257
Other Liabilities – Noncurrent		
Convertible Promissory Notes	595,300	270,300
SBA EIDL Loan	150,000	
Total Noncurrent Liabilities	745,300	270,300
Total Liabilities	1,754,029	1,012,557
Stockholders' Equity		
Common Stock	623	623
Retained Earnings	-477,362	-457,624
Total Shareholders' Equity	-476,739	-457,001
Total Liabilities & Stockholders' Equity	**1,277,291**	**555,556**

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.
STATEMENT OF OPERATIONS

	2020 ($)	2019 ($)
Revenue	445,759	120,000
Operating Expenses :		
Employee cost	150,695	276,781
Sales and marketing	13,010	5,123
General and administrative	58,903	36,010
Depreciation and amortization	198,595	82,085
Total Operating Expenses	421,203	399,999
Net Income from Operations	24,555	-279,999
Other Income/(Expenses)		
Interest Expense	-54,294	-8,706
Net Income	-29,738	-288,705
Net Income per Share Basic	-0.05	-0.46
Net Income per Share Diluted	-0.05	-0.46
Weighted Average Shares outstanding		
Basic	623,383	623,383
Diluted	623,383	623,383

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.
STATEMENT OF SHAREHOLDERS' EQUITY

	2020 ($)	2019 ($)
Common Stock		
Shares	623,383	623,383
Amount	623.38	623.38
Retained Earnings		
Opening Balance	-457,624	-168,919
Add : SBA EIDL Loan Forgiveness	10,000	
Net Income	-29,738	-288,705
	-477,362	-457,624
Balance as at 31st December	-476,739	-457,001

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019 (REVIEWED)

	2020 ($)	2019 ($)
Cash Flows from Operating Activities		
Net Income	-29,738	-288,705
Revenue and Expense Adjustments :		
Depreciation and Amortization	198,595	82,085
Decrease (Increase) in Accounts Receivables	-27,300	
Increase (Decrease) in Accounts Payable	100,725	19,898
Increase (Decrease) in Accrued Interest Payable	24,800	7,800
Increase (Decrease) in Deferred Compensation	105,000	118,100
Increase (Decrease) in Deferred Revenue	-82,446	419,000
Net Cash Provided (Used) by Operating Activities	289,636	358,178
Cash Flows From Investing Activities		
Purchases of Software Development	-719,340	-515,500
Other Assets - Acquisition of Safety Mojo	-140,107	
Net Cash Provided (Used) by Investing Activities	-859,447	-515,500
Cash Flows From Financing Activities		
Proceeds of Long Term Debt	325,000	145,300
Proceeds SBA EIDL Loan	150,000	
SBA EIDL Loan Forgiveness	10,000	
Net Borrowings from Notes Payables	118,395	23,000
Net Cash Provided (Used) by Financing Activities	603,395	168,300
Net Increase (Decrease) in Cash and Cash Equivalents	33,583	10,978
Cash and Cash Equivalents at Beginning of the Year	24,141	13,163
Cash and Cash Equivalents at End of the Year	57,724	24,141

The accompanying notes are an integral part of these financial statements.

EDIFY.AI INC.

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Business and Significant Accounting Policies

Description of Business
Edify.ai is a Delaware C-Corporation that was organized in May 2018 with a year end of December 31. Edify creates web and mobile software and artificial intelligence that improves safety at industrial worksites in construction, mining, energy, utilities, and manufacturing. The company is headquartered in Salt Lake City, Utah.

Fiscal Year
Our fiscal year ends on December, 31. References to fiscal year 2020, for example, refer to the fiscal year ended December, 31, 2020.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, the estimated R&D amortization costs, deferred compensation, allowances for credit losses, deferred revenue from customers, the useful life of long-lived/intangible assets, sales and other tax liabilities, equity investment, Convertible Notes, acquired intangible assets, and the valuation of deferred income tax assets and uncertain tax positions. Actual results could differ from those estimates.

The COVID-19 pandemic has created, and may continue to create significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on our customers and our sales cycles. During the fiscal years ended December 31, 2020, our estimates and assumptions required increased judgment and carried a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Concentration of Risks
Our financial instruments that are exposed to concentration of risk consist primarily of cash and cash equivalents and accounts receivables. We maintain our cash and cash equivalents with high quality financial institutions. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

No single customer accounted for more than 10% of the accounts receivable at December 31, 2020. No single customer accounted for 10% or more of total revenue during the fiscal year ended December 31, 2020.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents as of December 31, 2020 consist of deposits with Banks.

Fair Value Measurements

The financial statements include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. All financial instruments' carrying values approximate fair values because of the short-term nature of the instruments.

Accounts Receivable

Credit is extended based on the evaluation of a customer's financial condition and collateral is generally not required. Accounts that are outstanding longer than the contractual payment terms are considered past due. The Company does not charge interest on past due receivables. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as whole. The Company writes off accounts receivable when they become uncollectible; payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property, Plant and Equipment

The company does not hold any property, plant and equipment during the reporting period.

Software Development Costs

Under ASC 730, Research and Development, research and development (R&D) costs are typically expensed when incurred, but there are several exceptions to this rule. This standard allows R&D costs related to the software production and distribution that has an alternative future use to be capitalized and amortized over the life of the software. All R&D costs of Edify.ai, Inc. were for software production and distributions and the Company capitalized these costs and amortize them over 5 years. The amount of capitalized R&D Costs were $1,341,340 and $622,000 at December 31, 2020 and 2019, respectively. The amount of accumulated amortization was $270,498 and $90,585 at December 31, 2020 and 2019, respectively.

Deferred Compensation

Deferred Compensation consists of payroll that Cory Linton, CEO and founder, was entitled, but did not take during the periods ending December 31, 2020 and 2019.

Convertible Promissory Notes

At December 31, 2020, the company had $595,300 in outstanding convertible promissory notes from various investors. These notes bear an interest rate of 4%. If the notes mature, the company will either pay off the notes or get an extension. None of the notes mature within the next year and no payments are expected to be made. The notes outstanding at December 31, 2020 will convert into the number of Class B Common Stock shares that is equivalent to a percentage of ownership based on the investment amount and the valuation cap according to the terms of each note when the Company raises over one million dollars.

Common Stock

At December 31, 2020, the Company had 623,383 issued and outstanding shares of common stock at $0.001 par value per share. The total number of shares of common stock which the Company shall have authority to issue is 4,000,000 shares.

Business Combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Revenue Recognition

We derive our revenue primarily from subscription agreements with customers for access to our unified platform and services. We also provide other services which includes POC/Pilot project services and software customization services. Revenue is recognized when a customer obtains control of the promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services. We determine revenue recognition through the following steps :

1. *Identification of the contract, or contracts with the customer*

   We determine a contract with a customer to exist when the contract is approved, each party's rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. *Identification of the performance obligations in the contract*

   Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. Promised services or products under which both of these two criteria are not met are recognized as a combined, single performance obligation. Our performance obligations primarily relate to access to our unified communications platform, which consists of one or more software-based services. Our customers do not have the ability to take possession of our software, and through access to our platform, we provide a series of distinct software-based services that are satisfied over the term of the subscription.

3. *Determination of the transaction price*

   The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

   Our unified communications platform and related services are typically warranted to perform in a professional manner that will comply with the terms of the subscription agreements. In addition, we include service-level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those service levels. These credits represent a form of variable consideration. We have not provided any material refunds related to these agreements in the financial statements during the reported period.

4. *Allocation of the transaction price to the performance obligations in the contract*
Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation's relative standalone selling price. Our contracts with multiple performance obligations are generally sold over the same subscription term and have the same pattern of transfer to the customer, and so they are accounted for as one combined performance obligation in the context of the contract. Accordingly, the transaction price is allocated to this single performance obligation.

5. *Recognition of the revenue when, or as, a performance obligation is satisfied*
Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our unified platform and related services are subscription revenue and are considered one performance obligation, and the related revenue is recognized ratably over the subscription period as we satisfy the performance obligation.

Professional services are time-based arrangements and revenue is recognized as these services are performed. Fees for services represent less than 2% of total revenue during the periods presented.

Income Taxes
The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax assets when it is more likely than not that a deferred tax asset will not be realizable. Changes in tax rates are reflected in the tax provision as they occur.

In accounting for uncertainty in income taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As of December 31, 2020, the Company did not have any unrecognized tax benefits. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax benefits over the next 12 months.

Advertising
Advertising costs are expenses as incurred in sale and marketing expenses and amounted to US$1359.70 for the year ended December 31, 2020.

Net Income Per Share
Basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding and the weighted average number of dilutive shares outstanding, respectively.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require leases to be recorded as an asset and a liability for the corresponding lease obligation for leases with terms of more than twelve months. ASU 2016-02 is effective for non-public companies for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the impact the pronouncement may have on the financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customer: Topic 606: Deferral of Effective Date. This standard delayed the effective date for non-public entities to fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has adopted this standard beginning fiscal year 2019.

Note B – Related Party Note Payable
At December 31, 2020 and December 31, 2019, there was an outstanding $42,000 and $23,000 loan from Cory Linton, CEO. These loans have a 4% annual interest rate.

Note C – Subsequent Events
Management for the Company reviewed subsequent events as of May 4, 2021 which was the date the report was available to be issued, and was not aware of any subsequent events that needed to be disclosed.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name

Edify.ai

Logo



edify.ai

Headline

People-focused AI to reduce injuries in construction and industrial worksites

Hero Image





People focused, AI-driven safety to engage every employee
edify.ai
Be Safe Today
Toolbox Talk
Good Morning Andrew
Acknowledgements
Andrew Jones

Tags

Energy, AI, B2B, SAAS, Construction, Insurtech

Pitch text

Summary

- People focused, intelligence driven safety solution
- Disrupting the $56B worker's compensation insurance market
- $782K ARR, and projected revenue of $21M in 2024
- Top 5 tech company and 7 Fortune 500 companies as clients
- 21 customers in construction, tech, and insurance
- Over 1,400 active users per month and growing rapidly
- Founders have track record of building successful companies

Custom

Early Bird Special: $9.7M Valuation Cap for Crowd SAFE units sold on or before 11:59 AM EST on July 15, 2021; $12.5M Valuation Cap thereafter

Problem

Workplace injuries cost companies $171B every year

Over $171B is spent annually in the United States on workplace injuries*. Every incident eliminated frees up $42,000!

Workplace Injuries in the US

 2.8 Million injuries

 5,333 Deaths

 **$42,000** Cost per medically consulted incident

 **$56 Billion** Workman's Comp Annual Premiums

 **$171 Billion** Total Costs of Injuries and Deaths in 2019

> The true cost to the nation, employers, and individuals of work-related deaths and injuries is much greater than the cost of workers' compensation insurance alone. The figures above show National Safety Council estimates of the total economic costs of work-related deaths and injuries. For more information, visit www.nsc.org.

Today, safety is managed via hundreds of inefficient, paper processes. This picture represents one month's worth of daily pre-task planning cards, by one subcontractor, on a big construction project.

- LOTS of paper!

- LOTS of pencil-whipping!

- Has to be archived for 3-8 years!



Safety Today

*Source: OSHA, NSC

Solution

Edify reduces workplace injuries and accidents

Edify is hyper-focused on helping every employee be safe, productive, and happy. Customers using Edify have shown real reductions in costs related to workplace injuries--and these savings don't even take into account the positive impact on a worker's personal life!



Large Construction Company
Saved $900/employee
per year in reduced insurance claims
Top 20 Home Builder in US
Saved $35,000/incident
when our software was used regularly

Product

People-focused intelligence driven safety solution

Edify's human aware intelligence helps each person learn and practice safe behaviors to minimize injuries and accidents

Through proven and easy to use apps, Edify engages end users and drives a safety mindset, building a culture of safety from the CEO down to every worker: **saving lives, reducing injuries, and improving culture, productivity, and profitability**. Edify aggregates large amounts of data every day and uses artificial intelligence to coach each person to practice safe behaviors, so that incidents can be stopped before they happen.







Good Morning
Andrew
Be Safe Today
Acknowledgements
Andrew Jones


Home
Acts Vs Conditions
Good Vs Bad Balance
Observation Focus By Building
Observations By Campus


ANALYZE
Daily behaviors and actions
RECOMMEND
Behaviors and mitigations
PREDICT
Who is at risk
Deep learning and continuous improvement


Using AI to reduce incidents by changing people's behaviors

Traction

Customers include the largest builders and insurance companies.

Edify has contracts with the largest builders, construction companies, insurance companies, and insurance brokerages in the United States. These organizations support over $50 Billion in annual construction spend, and have over $20M in potential revenue for Edify. Contracts include a Fortune 50 Tech company building data centers all over the world, the largest construction insurance brokerage in the US, one of the largest insurers in the Western US, and multiple top 50 general contractors. **Our revenue has grown from $25K in 2018 to nearly $450K in 2020, and on track for over $1M in 2021.**


Current Contracts
Fortune 50 tech company
Top 20 general contractor
5 top 100 construction companies
Top 10 insurance broker
Close to Signing
7 more top 50 construction companies
Large workman's comp carrier
High profile global event
On Track to Achieve
$1M+ ARR in 2021


Paid Monthly Users 2021*
1,104
2021 Q1
1,474
2021 Q2
2,456
2021 Q3
3,354
2021 Q4
*Based on implementing in current contracts

Customers

Existing contracts have $20M ARR potential

Edify does not need marketing for new leads. Existing contracts have the potential to grow annual revenue by 40x!

By expanding within existing customers, selling through contracted distribution channels, up-selling to existing users, and leveraging the network effects inherent in construction, Edify can grow its business significantly without marketing to new customers!

Edify has already proven this model with one of its prime customers, **starting with one project and growing it into a strategic relationship across multiple projects and partners.**



Business Model

Revenue is driven by subscription, renewals, and leveraging our most valued asset—the data.

Edify replaces stodgy, paper-based safety processes to make frontline workers more productive—which will drive renewals as Edify becomes the primary safety tool used everyday. In the process, Edify gathers valuable data to use with our AI to identify risk and help reduce injuries.

Focusing on construction initially, and expanding to other safety industries like mining, energy, utilities, and manufacturing Edify will grow dramatically over the next few years.



With Edify's People-focused AI, our technology has massive potential in any work environment to drive engagement, productivity, and profitability--exponentially expanding our market potential.

Market

$8.6B+ market by 2024 in safety, nearly unlimited in risk and insurance

Safety processes are similar across dangerous industries--meaning Edify's technology will transfer well. There are **32.5M+ potential users in the US** alone, and our **target market will be worth $8.6B+ by 2024.**

As Edify's AI gets better at predicting risk, Edify will expand into the insurance markets with a primary focus on Worker's Compensation--a $56 Billion market.


Addressable Market Size
$1b
Construction
$8b
Heavy Industry
Construction, Energy, Utilities, Manufacturing, Mining, Warehousing
$56b
The Insurance Markets
2021
2022
2023
2024

Competition

Edify focuses on reducing incidents to reduce claims

Edify's unique competitive advantages are our **proprietary AI technology, our dedication to frontline workers,** and **our focus on claims reduction, not compliance.** Our solution works because it drives behavioral change to eliminate the potential of an injury before it happens.


Using AI to improve safety
Data and Content for Compliance
Webcam site analysis companies
edify.ai
EHS Market
$5.3B Global Market
Online safety training
Fragmented Market
At least hundreds of companies
Lagging Indicators –focused on the past
Driving Behavioral Change
Edify.ai Positioning Against Safety Competition

Vision

Use people-focused AI to drive behavioral change and increase workplace safety

People-focused means just that--focused on the frontline worker because they are the ones who get hurt. We are hyper-focused on engaging every worker in safety every day so that incidents, injuries, and deaths become rare.

Over the next two years, Edify will focus on scaling sales and further optimizing our AI to reduce injuries. As the AI improves, Edify will shift to a value-based pricing model--significantly increasing Edify's growth potential and valuation.


Build product and prove fit
Scale sales and optimize AI
2019
• Identify market and need
2020
• Prove product-market fit
2021
• Grow revenue to $1m+
2022
• Grow revenue to $3M+
2023
• Grow revenue to $9M+
2024
• Grow revenue to $21M+
Value based pricing for exponential growth

Investors

Capital raise of $2M-$3M

Edify is currently **raising capital to support 18 months of runway,** which gives us enough time to prove our scalable sales model, and further optimize our proprietary AI to prepare us for massive scale**.** We have previously raised **$700K from friends and family in convertible notes.** This seed round is intended to go towards expanding our existing contracts, driving growth through existing channels, and additional investment in AI.

Use of Investment Funds
18 Month Runway

	Focus	Opportunity	Cost	Impact on Value
Drive revenue through existing channels	Sales and marketing	Drive additional revenue through existing contracts and channels	$800,000	Add $2M revenue, potentially increasing valuation by $20,000,000
Expand existing contracts	Customer success and usage	Quadruple large GC contract	$250,000	Add $200K in revenue, potentially increasing valuation by $2,000,000
Enhance and expand Artificial Intelligence	Data science engineers	Monetize data with new products	$600,000	Double contract value, potentially adding $40,000,000+ in valuation

Founders

Founders with deep experience, multiple exits, and a passion to help frontline workers

Cory Linton, CEO and Founder

- 25 years experience in software, including 9 years at Microsoft

- Most recently COO at School Improvement Network, where he helped grow the company from $2.5M to over $46M prior to exiting to a strategic buyer.

- MBA from Columbia Business School

- 5 patents



Brian Kennedy, CTO and Co-founder

23 yrs of development experience, 18 yrs management and startup experience

Oversaw the development of multiple AI, machine learninging, and Natural Language Processing applications, including several for blue chip cients such as Department of Defense, Department of Energy, the FBI and American Express.

Deep expertise in the Microsoft stack (client, server, and cloud, LAMP stack, general AI, natural language processing, deep learning, information security, and defense security.

Disclaimer

Entoro Securities, LLC(CRD#35192) ("ENTORO"), a registered broker-dealer with a place of business located at 333 West Loop North, Suite 333, Houston, TX 77024 will receive at least 20% of the net commission paid to OpenDeal Portal LLC. OpenDeal Portal LLC will receive at a minimum 20% of the net commissions. The remaining 60% of net commissions will be pro-rated by the source of capital which generated the commissions which shall be assumed to be OpenDeal Portal LLC unless the relevant investor (i) came through an ENTORO UTMcode, (ii) was introduced by ENTORO, or (iii) through some other methodology mutually agreed by Entoro and OpenDeal Portal LLC.

Team

	Cory Linton	Founder	Cory has 25 years of software experience, including 9 years at Microsoft. He was most recently COO of School Improvement Company, where he helped grow the company from $2.5M to over $46M before a successful exit.
	Brian Kennedy	Chief Technology Officer	Brian has 20+ years of software engineering experience, and has built enterprise applications for numerous government agencies and Fortune 500 companies leveraging AI, Natural Language Processing, and Big Data.
	Scott Johnson	Software Engineer	
	Bonnie Bartleson	Customer Success Manager	
	Shahid Chishty	CFO Advisor and Board Secretary	Shahid has 25+ years of finance experience and has worked with dozens of startups in Silicon Valley and around the world.
	Dan Gualtieri	Energy Industry Advisor	
	Collin Anderton	Sales and Strategy	
	David Parker	Strategy Advisor	
	Ron Daw	Construction Industry Advisor	
	Kirill Tartarinov	Board Member	
	Lisa Samara	Board Member	

Perks

$5,000	A personal thank you note from the founder. A certificate memorializing your investment in Edify.
$10,000	One-on-one conversation with the founder. A certificate memorializing your investment in Edify.
$25,000	Visit a real customer work site with the founder to see product being used in the field. A certificate memorializing your investment in Edify.
$50,000	100 licenses of Edify to use at the organization of your choice. A certificate memorializing your investment in Edify.
$100,000	250 licenses of Edify to use at the organization of your choice. Be appointed as an advisor to the company to advise on product, strategy, capital raising, and sales and marketing.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

EDIFY.AI, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Edify.ai, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is either:

<u>$9,700,000</u> (if this Crowd SAFE is purchased on or before 11:59 a.m., Eastern Daylight Time, July 15, 2021) **<u>or</u>**

<u>$12,500,000</u> (if this Crowd SAFE is purchased on or after 12:00 p.m., Eastern Daylight Time July 15, 2021).

See <u>Section 2</u> for certain additional defined terms.

1. *Events*

(a) **<u>Equity Financing</u>**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the

Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the

Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)　　The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)　　The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)　　The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)　　Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

EDIFY.AI, INC.

By:
Name: Cory Linton
Title: Chief Executive Officer
Address: 669 South West Temple, Suite 222, Salt Lake City, UT 84101
Email: cory.linton@edify.ai

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Edify.ai, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                   LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Transcript

Hi! This is Cory Linton, CEO and Founder of Edify here to give you a quick demo. So Edify is a mobile app and back-end analytics system that uses AI to improve industrial safety in construction utilities mining and so forth. When you first log in, the very first thing you're asked is "Why are you safe today?" and I have a picture of my kids here and I just type their names and the whole design of Edify is to help you be engaged in safety and then we have a number of forms that replace paper processes that are done today with much more engaging processes. This is a little tool that helps you analyze a task and identify the hazards that you're going to face and the controls. This is done today on paper and we just have a much better way to do it. When you're done with doing your processes, there are analytics that are available where you can see what's going on with the job site you can track safe and unsafe practices and so forth. Ultimately, we are designed to take this data and use artificial intelligence to identify where risk lies

EXHIBIT E

Testing the Waters Material



Company Name	Edify.ai

Logo	

Headline	People-focused AI to reduce injuries in construction and industrial worksites

Hero Image	 People focused, AI-driven safety to engage every employee 

Tags	Energy, AI, B2B, SAAS, Construction, Insurtech

Pitch text	**Summary**

- People focused, Intelligence driven safety solution
- Disrupting the $56B worker's compensation insurance market
- Projected revenue of $21M by 2024
- Top 5 tech company and 4 Fortune 500 companies as clients
- 15 customers in construction, tech, and insurance
- Over 1,400 active users per month and growing rapidly
- Founders have track record of building successful companies

Problem

Workplace injuries are a $171B problem

Over $171B is spent annually in the United States on workplace injuries*. Every incident eliminated frees up $42,000!

Workplace Injuries in the US
2.8 Million injuries
5,333 Deaths
$42,000
Cost per medically consulted incident
$56 Billion
Workman's Comp Annual Premiums
$171 Billion
Total Costs of Injuries and Deaths in 2019
The true cost to the nation, employers, and individuals of work-related deaths and injuries is much greater than the cost of workers' compensation insurance alone. The figures above show National Safety Council estimates of the total economic costs of work-related deaths and injuries. For more information, visit www.nsc.org.











*Source: OSHA, NSC

Solution

Edify reduces workplace injuries and accidents

Edify is hyper-focused on helping every employee be safe, productive, and happy. Customers using Edify have shown real reductions in costs related to workplace injuries--and these savings don't even take into account the positive impact on a worker's personal life!



Large Construction Company
Saved $900/employee
per year in reduced insurance claims
Top 20 Home Builder in US
Saved $35,000/incident
when our software was used regularly

Product

People-focused intelligence driven safety solution

Edify's human aware intelligence helps each person learn and practice safe behaviors to minimize injuries and accidents

Through proven and easy to use apps, Edify engages end users and drives a safety mindset, building a culture of safety from the CEO down to every worker: **saving lives, reducing injuries, and improving culture, productivity, and profitability**. Edify aggregates large amounts of data every day and uses artificial intelligence to coach each person to practice safe behaviors, so that incidents can be stopped before they happen.









ANALYZE
Daily behaviors and actions
RECOMMEND
Behaviors and mitigations
PREDICT
Who is at risk
Deep learning and continuous improvement
Using AI to reduce incidents by changing people's behaviors

Traction

Customers include the largest builders and insurance companies.

Edify has contracts with the largest builders, construction companies, insurance companies, and insurance brokerages in the United States. These organizations support over $50 Billion in annual construction spend, and have over $20M in potential revenue for Edify. Contracts include a Fortune 50 Tech company building data centers all over the world, the largest construction insurance brokerage in the US, one of the largest insurers in the Western US, and multiple top 50 general contractors. **Our revenue has grown from $25K in 2018 to nearly $450K in 2020, and on track for over $1M in 2021.**


Current Contracts
Fortune 50 tech company
Top 20 general contractor
5 top 100 construction companies
Top 10 insurance broker
Close to Signing
7 more top 50 construction companies
Large workman's comp carrier
High profile global event
On Track to Achieve
$1M+ ARR in 2021

Paid Monthly Users 2021*



3,354 2021 Q4

2,456 2021 Q3

1,474 2021 Q2

1,104 2021 Q1

*Based on implementing in current contracts

Customers

Existing contracts have $20M ARR potential

Edify does not need marketing for new leads. Existing contracts have the potential to grow annual revenue by 40x!

By expanding within existing customers, selling through contracted distribution channels, up-selling to existing users, and leveraging the network effects inherent in construction, Edify can grow its business significantly without marketing to new customers!

Edify has already proven this model with one of its prime customers, **starting with one project and growing it into a strategic relationship across multiple projects and partners.**

Driving Additional Revenue with Existing Customers

Large General Contractor	• Hundreds of subcontractors • Expand to other projects • Expand product offerings	$1M - $2M ARR
Fortune 50 Tech Company	• Building 10+ Datacenters • 10 of world's largest contractors • 1,400 Subcontractors • Expand product offerings	$5M - $10M ARR
Brokers and Carriers	• Thousands of clients • Largest influencer of Safety • Expand product offerings	$10M - $20M ARR

Business Model

Revenue is driven by subscription, renewals, and leveraging our most valued asset—the data.

Edify replaces stodgy, paper-based safety processes to make frontline workers more productive–which will drive renewals as Edify becomes the primary safety tool used everyday. In the process, Edify gathers valuable data to use with our AI to identify risk and help reduce injuries.

Focusing on construction initially, and expanding to other safety industries like mining, energy, utilities, and manufacturing Edify will grow dramatically over the next few years.



With Edify's People-focused AI, our technology has massive potential in any work environment to drive engagement, productivity, and profitability--exponentially expanding our market potential.

Market

$8.6B+ market by 2024 in safety, nearly unlimited in risk and insurance

Safety processes are similar across dangerous industries--meaning Edify's technology will transfer well. There are **32.5M+ potential users in the US** alone, and our **target market will be worth $8.6B+ by 2024.**

As Edify's AI gets better at predicting risk, Edify will expand into the insurance markets with a primary focus on Worker's Compensation--a $56 Billion market.


Addressable Market Size
$1b
Construction
$8b
Heavy Industry
Construction, Energy, Utilities, Manufacturing, Mining, Warehousing
$56b
The Insurance Markets
2021
2022
2023
2024

Competition

Edify focuses on reducing incidents to reduce claims

Edify's unique competitive advantages are our **proprietary AI technology, our dedication to frontline workers,** and **our focus on claims reduction, not compliance.** Our solution works because it drives behavioral change to eliminate the potential of an injury before it happens.


Using AI to improve safety
Webcam site analysis companies
edify.ai
Data and Content for Compliance
EHS Market
$5.3B Global Market
Online safety training
Fragmented Market
At least hundreds of companies
Lagging Indicators –focused on the past
Driving Behavioral Change
Edify.ai Positioning Against Safety Competition

Vision

Use people-focused AI to drive behavioral change and increase workplace safety

People-focused means just that--focused on the frontline worker because they are the ones who get hurt. We are hyper-focused on engaging every worker in safety every day so that incidents, injuries, and deaths become rare.

Over the next two years, Edify will focus on scaling sales and further optimizing our AI to reduce injuries. As the AI improves, Edify will shift to a value-based pricing model--significantly increasing Edify's growth potential and valuation.


Build product and prove fit
2019
• Identify market and need
2020
• Prove product-market fit
Scale sales and optimize AI
2021
• Grow revenue to $1m+
2022
• Grow revenue to $3M+
2023
• Grow revenue to $9M+
2024
• Grow revenue to $21M+
Value based pricing for exponential growth

Investors

Capital raise of $2M-$3M

Edify is currently **raising capital to support 18 months of runway,** which gives us enough time to prove our scalable sales model, and further optimize our proprietary AI to prepare us for massive scale**.** We have previously raised **$700K from friends and family in convertible notes.** This seed round is intended to go towards expanding our existing contracts, driving growth through existing channels, and additional investment in AI.

Use of Investment Funds

18 Month Runway

	Focus	Opportunity	Cost	Impact on Value
Drive revenue through existing channels	Sales and marketing	Drive additional revenue through existing contracts and channels	$800,000	Add $2M revenue, potentially increasing valuation by $20,000,000
Expand existing contracts	Customer success and usage	Quadruple large GC contract	$250,000	Add $200K in revenue, potentially increasing valuation by $2,000,000
Enhance and expand Artificial Intelligence	Data science engineers	Monetize data with new products	$600,000	Double contract value, potentially adding $40,000,000+ in valuation

Founders

Founders with deep experience, multiple exits, and a passion to help frontline workers

Cory Linton, CEO and Founder

- 25 years experience in software, including 9 years at Microsoft

- Most recently COO at School Improvement Network, where he helped grow the company from $2.5M to over $46M prior to exiting to a strategic buyer.

- MBA from Columbia Business School

- 5 patents



Brian Kennedy, CTO and Co-founder

23 yrs of development experience, 18 yrs management and startup experience

Oversaw the development of multiple AI, machine learninging, and Natural Language Processing applications, including several for blue chip cients such as Department of Defense, Department of Energy, the FBI and American Express.

Deep expertise in the Microsoft stack (client, server, and cloud, LAMP stack, general AI, natural language processing, deep learning, information security, and defense security.

Team

	Cory Linton	Founder	Cory has 25 years of software experience, including 9 years at Microsoft. He was most recently COO of School Improvement Company, where he helped grow the company from $2.5M to over $46M before a successful exit.
	Brian Kennedy	Chief Technology Officer	Brian has 20+ years of software engineering experience, and has built enterprise applications for numerous government agencies and Fortune 500 companies leveraging AI, Natural Language Processing, and Big Data.
	Scott Johnson	Software Engineer	
	Bonnie Bartleson	Customer Success Manager	
	Shahid Chishty	CFO Advisor and Board Secretary	Shahid has 25+ years of finance experience and has worked with dozens of startups in Silicon Valley and around the world.



	Dan Gualtieri	Energy Industry Advisor
	Colin Anderson	Construction Industry Advisor
	David Parker	Strategy Advisor
	Ron Daw	Construction Industry Advisor
	Kirill Tartarinov	Board Member
	Lisa Samara	Board Member

Perks

$5,000	A personal thank you note from the founder. A certificate memorializing your investment in Edify.
$10,000	One-on-one conversation with the founder. A certificate memorializing your investment in Edify.
$25,000	Visit a real customer work site with the founder to see product being used in the field. A certificate memorializing your investment in Edify.
$50,000	100 licenses of Edify to use at the organization of your choice. A certificate memorializing your investment in Edify.
$100,000	250 licenses of Edify to use at the organization of your choice. Be appointed as an advisor to the company to advise on product, strategy, capital raising, and sales and marketing.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |



Company Name	Edify.ai

Logo	

Headline	People-focused AI to reduce injuries in construction and industrial worksites

Hero Image	 

Tags	Energy, AI, B2B, SAAS, Construction, Insurtech

Pitch text	## Summary - People focused, intelligence driven safety solution - Disrupting the $56B worker's compensation insurance market - $782K ARR, and projected revenue of $21M in 2024 - Top 5 tech company and 7 Fortune 500 companies as clients - 21 customers in construction, tech, and insurance - Over 1,400 active users per month and growing rapidly - Founders have track record of building successful companies

Problem

Workplace injuries cost companies $171B every year

Over $171B is spent annually in the United States on workplace injuries*. Every incident eliminated frees up $42,000!

Workplace Injuries in the US

 **2.8 Million injuries**

 **5,333 Deaths**

 **$42,000** Cost per medically consulted incident

 **$56 Billion** Workman's Comp Annual Premiums

 **$171 Billion** Total Costs of Injuries and Deaths in 2019

> The true cost to the nation, employers, and individuals of work-related deaths and injuries is much greater than the cost of workers' compensation insurance alone. The figures above show National Safety Council estimates of the total economic costs of work-related deaths and injuries. For more information, visit www.nsc.org.

Today, safety is managed via hundreds of inefficient, paper processes. This picture represents one month's worth of daily pre-task planning cards, by one subcontractor, on a big construction project.

- LOTS of paper!

- LOTS of pencil-whipping!

- Has to be archived for 3-8 years!



Safety Today

*Source: OSHA, NSC

Solution

Edify reduces workplace injuries and accidents

Edify is hyper-focused on helping every employee be safe, productive, and happy. Customers using Edify have shown real reductions in costs related to workplace injuries--and these savings don't even take into account the positive impact on a worker's personal life!



Large Construction Company
Saved $900/employee
per year in reduced insurance claims
Top 20 Home Builder in US
Saved $35,000/incident
when our software was used regularly

Product

People-focused intelligence driven safety solution

Edify's human aware intelligence helps each person learn and practice safe behaviors to minimize injuries and accidents

Through proven and easy to use apps, Edify engages end users and drives a safety mindset, building a culture of safety from the CEO down to every worker: **saving lives, reducing injuries, and improving culture, productivity, and profitability**. Edify aggregates large amounts of data every day and uses artificial intelligence to coach each person to practice safe behaviors, so that incidents can be stopped before they happen.







Good Morning Andrew
Add new image
Continue
Construction Corp.
Be Safe Today
Why am I safe today?
Today's Announcements
Toolbox Talk
JSA
Acknowledgement
Sign the JSA
Acknowledgements
Andrew Jones
Tasks


Home
Acts Vs Conditions
Good Vs Bad Balance
Observation Focus By Building
Observations By Campus


ANALYZE
Daily behaviors and actions
RECOMMEND
Behaviors and mitigations
PREDICT
Who is at risk
Deep learning and continuous improvement


Using AI to reduce incidents by changing people's behaviors

Traction

Customers include the largest builders and insurance companies.

Edify has contracts with the largest builders, construction companies, insurance companies, and insurance brokerages in the United States. These organizations support over $50 Billion in annual construction spend, and have over $20M in potential revenue for Edify. Contracts include a Fortune 50 Tech company building data centers all over the world, the largest construction insurance brokerage in the US, one of the largest insurers in the Western US, and multiple top 50 general contractors. **Our revenue has grown from $25K in 2018 to nearly $450K in 2020, and on track for over $1M in 2021.**


Current Contracts
Fortune 50 tech company
Top 20 general contractor
5 top 100 construction companies
Top 10 insurance broker
Close to Signing
7 more top 50 construction companies
Large workman's comp carrier
High profile global event
On Track to Achieve
$1M+ ARR in 2021


Paid Monthly Users 2021*
1,104
2021 Q1
1,474
2021 Q2
2,456
2021 Q3
3,354
2021 Q4
*Based on implementing in current contracts

Customers

Existing contracts have $20M ARR potential

Edify does not need marketing for new leads. Existing contracts have the potential to grow annual revenue by 40x!

By expanding within existing customers, selling through contracted distribution channels, up-selling to existing users, and leveraging the network effects inherent in construction, Edify can grow its business significantly without marketing to new customers!

Edify has already proven this model with one of its prime customers, **starting with one project and growing it into a strategic relationship across multiple projects and partners.**



Driving Additional Revenue with Existing Customers
Large General Contractor
• Hundreds of subcontractors
• Expand to other projects
• Expand product offerings
$1M - $2M ARR
Fortune 50 Tech Company
• Building 10+ Datacenters
• 10 of world's largest contractors
• 1,400 Subcontractors
• Expand product offerings
$5M - $10M ARR
Brokers and Carriers
• Thousands of clients
• Largest influencer of Safety
• Expand product offerings
$10M - $20M ARR

Business Model

Revenue is driven by subscription, renewals, and leveraging our most valued asset—the data.

Edify replaces stodgy, paper-based safety processes to make frontline workers more productive--which will drive renewals as Edify becomes the primary safety tool used everyday. In the process, Edify gathers valuable data to use with our AI to identify risk and help reduce injuries.

Focusing on construction initially, and expanding to other safety industries like mining, energy, utilities, and manufacturing Edify will grow dramatically over the next few years.





Revenue Growth
$21.2M
$9.6M
$3.5M
$1.1M
2021
2022
2023
2024
Driven Primarily by Expanding Existing Contracts

With Edify's People-focused AI, our technology has massive potential in any work environment to drive engagement, productivity, and profitability--exponentially expanding our market potential.

Market

$8.6B+ market by 2024 in safety, nearly unlimited in risk and insurance

Safety processes are similar across dangerous industries--meaning Edify's technology will transfer well. There are **32.5M+ potential users in the US** alone, and our **target market will be worth $8.6B+ by 2024.**

As Edify's AI gets better at predicting risk, Edify will expand into the insurance markets with a primary focus on Worker's Compensation--a $56 Billion market.


Addressable Market Size
$1b
Construction
$8b
Heavy Industry
Construction, Energy, Utilities, Manufacturing, Mining, Warehousing
$56b
The Insurance Markets
2021
2022
2023
2024

Competition

Edify focuses on reducing incidents to reduce claims

Edify's unique competitive advantages are our **proprietary AI technology, our dedication to frontline workers,** and **our focus on claims reduction, not compliance.** Our solution works because it drives behavioral change to eliminate the potential of an injury before it happens.



Using AI to improve safety
Data and Content for Compliance
Webcam site analysis companies
edify.ai
EHS Market
$5.3B Global Market
Online safety training
Fragmented Market
At least hundreds of companies
Lagging Indicators –focused on the past
Driving Behavioral Change

Edify.ai Positioning Against Safety Competition

Vision

Use people-focused AI to drive behavioral change and increase workplace safety

People-focused means just that--focused on the frontline worker because they are the ones who get hurt. We are hyper-focused on engaging every worker in safety every day so that incidents, injuries, and deaths become rare.

Over the next two years, Edify will focus on scaling sales and further optimizing our AI to reduce injuries. As the AI improves, Edify will shift to a value-based pricing model--significantly increasing Edify's growth potential and valuation.



Build product and prove fit
2019
• Identify market and need
2020
• Prove product-market fit
Scale sales and optimize AI
2021
• Grow revenue to $1m+
2022
• Grow revenue to $3M+
2023
• Grow revenue to $9M+
2024
• Grow revenue to $21M+
Value based pricing for exponential growth

Investors

Capital raise of $2M-$3M

Edify is currently **raising capital to support 18 months of runway,** which gives us enough time to prove our scalable sales model, and further optimize our proprietary AI to prepare us for massive scale. We have previously raised **$700K from friends and family in convertible notes.** This seed round is intended to go towards expanding our existing contracts, driving growth through existing channels, and additional investment in AI.

Use of Investment Funds
18 Month Runway

	Focus	Opportunity	Cost	Impact on Value
Drive revenue through existing channels	Sales and marketing	Drive additional revenue through existing contracts and channels	$800,000	Add $2M revenue, potentially increasing valuation by $20,000,000
Expand existing contracts	Customer success and usage	Quadruple large GC contract	$250,000	Add $200K in revenue, potentially increasing valuation by $2,000,000
Enhance and expand Artificial Intelligence	Data science engineers	Monetize data with new products	$600,000	Double contract value, potentially adding $40,000,000+ in valuation

Founders

Founders with deep experience, multiple exits, and a passion to help frontline workers

Cory Linton, CEO and Founder

- 25 years experience in software, including 9 years at Microsoft

- Most recently COO at School Improvement Network, where he helped grow the company from $2.5M to over $46M prior to exiting to a strategic buyer.

- MBA from Columbia Business School

- 5 patents



Brian Kennedy, CTO and Co-founder

23 yrs of development experience, 18 yrs management and startup experience

Oversaw the development of multiple AI, machine learninging, and Natural Language Processing applications, including several for blue chip cients such as Department of Defense, Department of Energy, the FBI and American Express.

Deep expertise in the Microsoft stack (client, server, and cloud, LAMP stack, general AI, natural language processing, deep learning, information security, and defense security.

Team

	Cory Linton	Founder	Cory has 25 years of software experience, including 9 years at Microsoft. He was most recently COO of School Improvement Company, where he helped grow the company from $2.5M to over $46M before a successful exit.
	Brian Kennedy	Chief Technology Officer	Brian has 20+ years of software engineering experience, and has built enterprise applications for numerous government agencies and Fortune 500 companies leveraging AI, Natural Language Processing, and Big Data.
	Scott Johnson	Software Engineer	
	Bonnie Bartleson	Customer Success Manager	
	Shahid Chishty	CFO Advisor and Board Secretary	Shahid has 25+ years of finance experience and has worked with dozens of startups in Silicon Valley and around the world.
	Dan Gualtieri	Energy Industry Advisor	
	Collin Anderton	Sales and Strategy	
	David Parker	Strategy Advisor	
	Ron Daw	Construction Industry Advisor	
	Kirill Tartarinov	Board Member	
	Lisa Samara	Board Member	

Perks

$5,000	A personal thank you note from the founder. A certificate memorializing your investment in Edify.
$10,000	One-on-one conversation with the founder. A certificate memorializing your investment in Edify.
$25,000	Visit a real customer work site with the founder to see product being used in the field. A certificate memorializing your investment in Edify.
$50,000	100 licenses of Edify to use at the organization of your choice. A certificate memorializing your investment in Edify.
$100,000	250 licenses of Edify to use at the organization of your choice. Be appointed as an advisor to the company to advise on product, strategy, capital raising, and sales and marketing.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.